SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month July 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

July 31, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

After receiving the approval from the relevant regulatory authorities in Chile and Perú and confirming that the precedent conditions were fulfilled, today July 31, 2012, Credicorp’s subsidiary Banco de Crédito del Perú (“BCP”) has settled the acquisition of 60.6 percent stake in Inversiones IM Trust S.A. based on a total equity valuation of US$ 185 million.

Yours sincerely,

/S/ Mario Ferrari.

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative